Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated August 10, 2009
Relating to Preliminary Prospectus dated August 10, 2009
Registration Statement No. 333-160133
Entry into Letter of Intent with CapGen Financial Partners
          On August 10, 2009, we executed a letter of intent with CapGen Financial Partners. As a result, we reduced the size of the Underwriting Offering (as defined below) from 34,500,000 to 28,500,000 shares, plus an overallotment option of up to 4,275,000 shares. The preliminary prospectus dated August 6, 2009 is hereby supplemented as set forth below.
PROSPECTUS SUMMARY
CapGen Offering
          On August 10, 2009, we executed a letter of intent with CapGen Financial Partners, or CapGen, following confidential discussions and diligence about possible alternatives to a public offering, pursuant to which we agreed to sell to CapGen, or a designated affiliate of CapGen, six million shares of our common stock, at the same price at which shares are offered to the public in the previously announced offering, or the “Underwritten Offering,” at a price up to $2.50 per share, or the “CapGen Offering.” CapGen has completed its due diligence, and the letter of intent with CapGen is subject to the execution and delivery of a definitive stock purchase agreement and the registration statement covering the shares offered in the Underwritten Offering and the CapGen Offering becoming effective. The closing of the CapGen Offering is contingent upon the receipt of necessary regulatory approvals, closing of the Underwritten Offering and shareholder (if any) approvals. CapGen has agreed to promptly submit all required regulatory applications and notices, which will also seek approval for CapGen to increase its ownership in our company over time. Upon the closing of the CapGen Offering, CapGen will be entitled to appoint one director to our board of directors. We have also agreed to grant CapGen preemptive rights with respect to future offerings of our common stock to purchase its pro rata share for a period of 24 months. The board seat and preemptive rights are subject to CapGen retaining ownership of all shares purchased in the CapGen Offering. CapGen has indicated that its affiliate that will purchase and hold shares of our common stock will not control any other depository institution.
RISK FACTORS
Risks Related to the CapGen Offering
     The CapGen Offering may not be consummated and the interests of CapGen may be adverse to other holders of our common stock.
          On August 10, 2009, we executed a letter of intent with CapGen relating to the CapGen Offering. While CapGen has agreed to submit all necessary regulatory applications and notices within ten days following the closing of this offering, we can make no assurance as to when CapGen will receive the necessary regulatory approvals, or whether such approvals will be received. In addition, the letter of intent is not binding on either CapGen or us until the registration statement becomes effective and is subject to the execution of a definitive stock purchase agreement with CapGen and its designated affiliate, the SEC declaring our registration statement effective in connection with the pricing of our Underwritten Offering, the closing of our Underwritten Offering, and to prior regulatory and shareholder (if any) approvals. Many of these are not within our control. As a result, we can make no assurance that the CapGen Offering will be consummated on the terms currently contemplated or at all.
          Further, pursuant to the letter of intent with CapGen, we have agreed that, upon consummation of the CapGen Offering, CapGen will have the ability to appoint a director to our board of directors. In addition, we have agreed to grant CapGen certain preemptive rights for 24 months following the closing of the CapGen Offering, and CapGen has agreed to seek regulatory approval to permit additional ownership in us in the future that may increase CapGen’s interest and lead to control of us. If, and as CapGen increases its ownership interest in us through these preemptive rights, or otherwise, they may become a controlling shareholder in our company. CapGen may have interests different from other holders of our common stock and may act in a manner inconsistent with what other holders may believe desirable, either as a result of the director they will be able to appoint or as a result of their future ownership of our common stock.
DESCRIPTION OF CAPITAL STOCK
Common Stock
     Capitalization Following the Offering
          Following the offering, we expect to have an insignificant number of authorized and unreserved shares of common stock available for future issuance. We expect to seek shareholder approval to increase our authorized shares substantially following the offering.
     Voting Rights
     Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. The holders of our common stock possess exclusive voting power, except as otherwise provided by law or by articles of amendment establishing any series of our preferred stock, including the voting rights held by holders of our Series A Preferred Stock.
     There is no cumulative voting in the election of directors, which means that the holders of a plurality of our outstanding shares of common stock can elect all of the directors then standing for election. Upon the closing of the CapGen Offering, CapGen will be entitled to appoint one director to our board of directors, so long as they retain ownership of all six million shares of common stock purchased in the CapGen Offering. When a quorum is present at any meeting, questions brought before the meeting will be decided by the vote of the holders of a majority of the shares present and voting on such matter, whether in person or by proxy, except when the meeting concerns matters requiring the vote of the holders of a majority of all outstanding shares under applicable Florida law. Our Articles of Incorporation provide certain anti-takeover provisions that require super-majority votes, which may limit shareholders’ rights to effect a change in control as described under the section below entitled “Anti-takeover Effects of Certain Articles of Incorporation Provisions.”
     Dividends, Liquidation and Other Rights
          Holders of shares of common stock are entitled to receive dividends only when, as and if approved by our board of directors from funds legally available for the payment of dividends, after payment of dividends on our outstanding series of preferred stock. Our shareholders are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of our known debts and liabilities and of any preferences of Series A Preferred Stock or any other series of our preferred stock that may be outstanding in the future. These rights are subject to the preferential rights of any other series of our preferred stock that may then be outstanding.
          Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. However, we have agreed, in principle with CapGen, subject to various conditions described above, to grant certain preemptive rights to CapGen for a period of 24 months following the closing of the CapGen Offering, as long as CapGen holds all shares of common stock purchased by it in the CapGen Offering. Our board of directors, under our articles of incorporation, otherwise may issue additional shares of our common stock or rights to purchase shares of our common stock without the approval of our shareholders.
UNDERWRITING
Our Relationship with the Underwriters
          Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC is serving as the exclusive placement agent in connection with the CapGen Offering.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Sandler O’Neill & Partners, L.P. toll-free at 866-805-4128 or Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC at 212-857-6212.